SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN * SHU DU *		BOSTON
ANDREW L. FOSTER *	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
CHI T. STEVE KWOK *	15 QUEEN’S ROAD CENTRAL, HONG KONG	HOUSTON
EDWARD H.P. LAM ◆*		LOS ANGELES
HAIPING LI *	TEL: (852) 3740-4700	NEW YORK
RORY MCALPINE ◆	FAX: (852) 3740-4727	PALO ALTO
JONATHAN B. STONE *	www.skadden.com	WASHINGTON, D.C.
PALOMA P. WANG		WILMINGTON
◆ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYER		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
MOSCOW
MUNICH
PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

May 12, 2020

VIA EDGAR

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Robert Littlepage

Mr. Joseph Cascarano

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  Dada Nexus Limited (CIK No. 0001793862)

Registration Statement on Form F-1

Dear Mr. Spirgel, Mr. Kauten, Mr. Littlepage and Mr. Cascarano:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on May 6, 2020, and two copies of the filed exhibits.

Securities and Exchange Commission

May 12, 2020

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

Securities and Exchange Commission

May 12, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours, /s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP